

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 18, 2017

Hamon F. Fytton
Chief Executive Officer and President
Gold Entertainment Group, Inc.
429 W Plumb Lane
Reno, NV 895095

> **Re: Gold Entertainment Group, Inc.**
> **Form 10-12G**
> **Filed January 3, 2017**
> **File No. 000-28571**

Dear Mr. Fytton:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure